FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of    May 2004

Commission File Number            0-16174

          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g(3)-2(b): 82-

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(An Israeli Corporation)

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(U.S. dollars in millions, except earnings (loss) per ADR)

(Unaudited)

	Three months ended March 31,
	2004	2003

Net sales	$ 1,052.4	$ 757.4
Cost of sales	572.0	409.0
Gross profit	480.4	348.4
Research and development expenses:
Total expenses	72.0	49.7
Less - participations and grants	3.9	3.3
	68.1	46.4
Selling, general and administrative expenses	158.1	122.7
	254.2	179.3
Acquisition of research and development in process	596.6	-
Impairment of product rights	30.0	-
Operating income (loss)	(372.4)	179.3
Financial expenses - net	1.3	4.0
Income (loss) before income taxes	(373.7)	175.3
Income taxes	54.0	37.7
	(427.7)	137.6
Share in profits of associated companies - net	0.5	0.1
Minority interests in profits of subsidiaries - net	0.8	-
Net income (loss)	$ (428.0)	$ 137.7

Earnings (loss) per ADR:
Basic	$ (1.44)	$ 0.52
Diluted	$ (1.44)	$ 0.50

Weighted average number of ADRs (in millions):
Basic	297.9	265.1
Diluted	297.9	282.8

The accompanying notes are an integral part of the condensed financial statements.

_1_

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in millions)

	March 31,	December 31,
	2004	2003
	Unaudited	Audited

ASSETS
Current assets:
Cash and cash equivalents	$ 710.0	$ 1,057.3
Short-term investments	211.9	322.1
Accounts receivable:
Trade	1,220.0	1,031.8
Other	329.2	300.6
Inventories	1,264.7	1,004.6
Total current assets	3,735.8	3,716.4
Investments and other assets	561.6	445.1
Property, plant and equipment, net	1,077.9	827.4
Intangible assets and debt issuance costs, net	756.8	279.5
Goodwill	2,429.3	647.5
Total assets	$ 8,561.4	$ 5,915.9

LIABILITIES AND SHAREHOLDERS` EQUITY
Current liabilities:
Short-term credit	$ 356.3	$ 291.7
Accounts payable and accruals	1,344.3	1,050.7
Convertible Senior Debentures	352.0	352.5
Total current liabilities	2,052.6	1,694.9
Long-term liabilities:
Deferred income taxes	228.6	34.6
Employee related obligations	78.3	74.9
Loans and other liabilities	360.9	365.5
Convertible Senior Debentures	1,538.6	449.9
Total long-term liabilities	2,206.4	924.9
Total liabilities	4,259.0	2,619.8
Minority interests	7.6	6.7
Shareholders` equity:
Ordinary shares of NIS 0.10 par value;
March 31, 2004 and December 31, 2003:
authorized - 999.6 million; issued and
outstanding - 301.9 million and
277.7 million, respectively	35.0	34.3
Additional paid-in capital	2,599.2	1,159.3
Deferred compensation	*	*
Retained earnings	1,502.5	1,960.3
Accumulated other comprehensive income	205.7	184.0
Cost of company shares held by subsidiaries - March 31, 2004 and December 31, 2003 - 4.2 million ordinary shares
and 4.3 million ordinary shares, respectively	(47.6)	(48.5)
Total shareholders` equity	4,294.8	3,289.4
Total liabilities and shareholders` equity	$ 8,561.4	$ 5,915.9

*Represents an amount of less then $ 0.1 million.

The accompanying notes are an integral part of the condensed financial statements.

_2_

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in millions)

(Unaudited)

	Three months ended March 31,
	2004	2003
Cash flows from operating activities:
Net Income (loss)	$ (428.0)	$ 137.7
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
Income and expenses not involving cash flows	653.5	7.4
Changes in certain assets and liabilities	(1.8)	58.5
Net cash provided by operating activities	223.7	203.6

Cash flows from investing activities:
Purchase of property, plant and equipment	(64.1)	(36.9)
Acquisition of subsidiary	(1,851.2)	-
Acquisition of intangible assets	(4.6)	(5.3)
Proceeds from sale of property, plant and equipment	0.9	0.4
Acquisition of long-term investments and other assets	(44.0)	(83.3)
Proceeds from sale of long term investments	101.8	5.2
Net decrease in short-term investments	205.6	23.4
Net cash used in investing activities	(1,655.6)	(96.5)

Cash flows from financing activities:
Proceeds from exercise of options by employees	21.2	10.0
Cost of acquisition of Company shares, net of proceeds from sale	0.9	(0.6)
Proceeds from issuance of Convertible Senior Debentures,
net of issuance costs	1,072.2	-
Long-term loans received	5.7	-
Discharge of long-term loans and other long-term liabilities	(1.1)	(3.2)
Net increase in short-term credit	18.0	20.4
Dividends paid	(29.8)	(18.0)
Net cash provided by financing activities	1,087.1	8.6
Translation differences on cash balances of certain subsidiaries	(2.5)	3.8
Net increase (decrease) in cash and cash equivalents	(347.3)	119.5
Balance of cash and cash equivalents at beginning of period	1,057.3	809.9
Balance of cash and cash equivalents at end of period	$ 710.0	$ 929.4

Supplemental disclosure of non-cash investing and financing activities:

As discussed in note 4, on January 22, 2004, the Company completed the acquisition of Sicor, Inc. for a total consideration of approximately $ 3.46 billion. An aggregate amount of approximately $1.4 billion of Teva shares and stock options were issued as part of the consideration for the acquisition.

The accompanying notes are an integral part of the condensed financial statements.

_3_

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions)

(Unaudited)

NOTE 1 - Basis of Presentation:

The accompanying unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the financial condition and results of operations of Teva Pharmaceutical Industries Limited ("Teva" or "Company").  These consolidated financial statements and notes thereto are unaudited and should be read in conjunction with the Company`s audited financial statements included in the Company`s report on Form 20-F for the year ended December 31, 2003, as filed with the Securities and Exchange Commission.  The results of operations for the three months ended March 31, 2004 are not necessarily indicative of results that could be expected for the entire fiscal year.

NOTE 2 - Earnings (loss) per American Depository Receipt ("ADR"):

Basic earnings per ADR are computed by dividing net income (loss) by the weighted average number of ADRs/ordinary shares (including special shares exchangeable into ordinary shares), outstanding during the period, net of Company shares held by subsidiaries.

In computing diluted loss per ADR for the three months period ended March 31, 2004, no account was taken of the potential dilution that could occur upon the conversion of the Convertible Senior Debentures due 2021 and 2022, and the exercise of options granted under employee stock options plans, since such debentures and options have an antidilutive effect on the loss per ADR (no account was taken of the potential dilution that could occur upon the conversion of the Convertible Senior Debentures due 2024, since as at March 31, 2004, the conditions necessary for conversion of such debentures have not been satisfied).

In computing diluted earnings per ADR for the three months period ended March 31, 2003, basic earnings per ADR was adjusted to take into account the potential dilution that could occur upon: (1) the conversion of the Convertible Senior Debentures due 2005, using the if-converted method, by adding to net income interest expense on these debentures and amortization of issuance costs, net of tax benefits, and by adding the weighted average number of shares issuable upon assumed conversion of these debentures  (no account was taken of the potential dilution that could occur upon the conversion of the Convertible Senior Debentures due 2021 and 2022, since as at March 31, 2003, the conditions necessary for conversion of such debentures were not satisfied); and (2) the exercise of options granted under employee stock option plans, using the treasury stock method.

NOTE 3 - Stock based compensation:

The Company accounts for its employee stock option plans using the intrinsic value based method of accounting prescribed by APB 25 and related interpretations. The following table illustrates the effect on net income (loss) and earning (loss) per ADR, assuming the Company had applied the fair value recognition provisions of FAS 123 (as amended by FAS 148) to its stock-based employee compensation:

Three Months Ended March 31,
	2004	2003
In millions, except earnings per ADR
Net income (loss), as reported	$ (428.0)	$ 137.7
Add: amortization of deferred compensation related to employee stock option plans, included in condensed consolidated
statements of income (loss), net of related tax effect	*	*
Deduct: amortization of deferred compensation,
at fair value, net of related tax effect	11.4	13.3
Pro forma net income (loss)	$ (439.4)	$ 124.4
Earnings (loss) per ADR
Basic - as reported	$ (1.44)	$ 0.52
Basic - pro forma	$ (1.47)	$ 0.47
Diluted - as reported	$ (1.44)	$ 0.50
Diluted - pro forma	$ (1.47)	$ 0.45

* Represents an amount of less than $ 0.1 million

_4_

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions)

(Unaudited)

NOTE 4- Acquisition of  Sicor Inc.:

On January 22, 2004, Teva completed the acquisition of full control and ownership of Sicor Inc. ("Sicor"), a U.S. public pharmaceutical company that focuses on generic finished dosage injectable pharmaceuticals, active pharmaceutical ingredients and generic biopharmaceuticals. This transaction was first announced on October 31, 2003, and was intended to combine Teva`s generic drugs business with that of Sicor`s, in addition to expanding the combined company`s API product offerings and is to further enhance Teva`s efforts to participate in the multi-sourced biologics market with Sicor`s capabilities.

Under the terms of the merger agreement, each share of Sicor common stock was exchanged for $ 16.50 in cash and 0.1906 Teva ADRs representing a total consideration of $ 27.52 per share, calculated based upon the aggregate of the cash consideration and the average of the closing prices per ADR for the period two days before through two days after the announcement of the merger agreement. The total consideration for the acquisition is approximately $ 3.46 billion, (including transaction costs and the fair value of stock options granted, determined using the Black-Scholes option pricing model). The cash consideration of $ 2,019 million was financed out of Teva`s own resources, and from short-term borrowings in the amount of $ 1,130 million, which were subsequently refinanced by the issuance of Convertible Senior Debentures (see note 5). A total of 23,328,834 ADRs have been issued, which amounted to approximately 7.7% of the issued and outstanding share capital of the Company shortly after the allotment.

This transaction is accounted for by the purchase method. The consideration for the acquisition was attributed to net assets on the basis of fair value of assets acquired and liabilities assumed as of January 22, 2004 (the closing date of the acquisition). The Company has not finalized the allocation of the purchase price to the net assets acquired in this acquisition. The results of operations of Sicor have been included in the consolidated statements of income (loss) commencing January 23, 2004.

An amount of $ 583.6 million was allocated to research and development in process, representing an estimate of the fair value of purchased in-process technology for research projects that, as of the closing date of the merger, have not reached technological feasibility and have no alternative future use. This amount was charged to operating expenses upon acquisition, in accordance with generally accepted accounting principles. An amount of $ 502.5 million was allocated to intangible assets - existing products and other identifiable intangible assets amortizable mainly over 20 years. The excess of cost of acquisition over the fair value of net tangible and intangible assets on acquisition date, not attributed to acquired in-process research and development, amounted to

$ 1,792.3 million, was allocated to goodwill.

Hereafter are certain unaudited pro forma combined statements of income data for the three month periods ended March 31, 2004 and 2003, as if the acquisition of Sicor occurred on January 1, 2004 and 2003, respectively, after giving effect to: (a) purchase accounting adjustments, including amortization of identifiable intangible assets; and (b) estimated additional interest expense due to: (i) issuance of Convertible Senior Debentures in connection with the acquisition; and (ii) add back of interest income on Teva`s cash and cash equivalents and marketable securities used as cash consideration in the acquisition, but excluding non-recurring expenses directly attributable to the acquisition, representing acquired research and development in process in the amount of $583.6 million. The pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisition taken place at the beginning of 2004 and 2003, respectively, nor is it necessarily indicative of future results.

Three months ended
March 31,
	2004	2003
U.S. $ in millions
(unaudited)

Sales	$ 1,069.7	$ 885.8
Net income	$ 153.2	$ 144.5
Earnings per ADR:
Basic	$ 0.50	$ 0.50
Diluted	$ 0.47	$ 0.48

_5_

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions)

(Unaudited)

NOTE 5 - Issuance of Convertible Senior Debentures:

In January, 2004, Teva Pharmaceutical Finance II, LLC ("Teva Finance II"), an indirect wholly-owned subsidiary of the Company, sold an aggregate principal amount of $460 million of 0.5% series A Convertible Senior Debentures and $634 of 0.25% series B Convertible Senior Debentures, with both series due 2024, for a total amount of approximately $1,094 million. Payment of all principal, interest, premium and additional amounts (as defined), if any, payable on the debentures is unconditionally guaranteed by the Company. Interest is payable on a semi-annual basis. Unless previously redeemed or repurchased, holders of the debentures may convert them into ADRs, each of which represents one ordinary share of the Company, under certain circumstances set forth in the prospectus supplement, at a conversion price of $ 75.80 per ADR in case of Series A debentures (upon a full conversion 6,068,602 ordinary shares are issuable), and $70.51 in case of Series B debentures (upon a full conversion 8,998,014 ordinary shares are issuable) subject to adjustments in certain circumstances. On or after August 1, 2008 in case of Series A debentures and February 1, 2010 in case of Series B debentures, Teva Finance II may redeem some or all of the debentures at the principal amount of such debentures, plus accrued and unpaid interest. On certain dates set forth in the prospectus supplement, each holder may require Teva Finance II to repurchase some or all of the holders` debentures at the principal amount of such debentures, plus accrued and unpaid interest. With respect to the earliest of such dates - August 1, 2008 in case of Series A debentures and February 1, 2010 in case of Series B debentures - or upon the occurrence of certain events specified in the prospectus supplement, if repurchase of debentures is requested, Teva Finance II can elect to pay the repurchase price in cash or in Teva ADRs (as set forth in the prospectus supplement), or any combination thereof. Teva incurred debt issuance costs of approximately $ 18 million in respect of the two series of debentures.

NOTE 6 - Inventories:

Inventories consisted of the following:

	March 31, 2004	December 31, 2003
	Unaudited	Audited

Raw and packaging materials	$ 316.3	$ 308.8
Products in process	183.8	149.6
Finished products	639.9	445.6
Purchased products	83.9	86.4
	1,223.9	990.4
Materials in transit and payments on account	40.8	14.2
	$ 1,264.7	$ 1,004.6

NOTE 7 - Comprehensive income (loss):

Comprehensive income (loss) for the Company is as follows:

	Three Months Ended March 31,
	2004	2003
Net income (loss)	$ (428.0)	$ 137.7
Other comprehensive income, net of tax:
Unrealized gain from available-for-sale securities-net	22.3	1.0
Translation of non-dollar-currency financial
statements of subsidiaries and associated companies	(0.6)	24.3
	$ (406.3)	$ 163.0

_6_

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions)

(Unaudited)

NOTE 8 - Certain details relating to defined benefit plans:

a. The consolidated components of net periodic benefit costs are as follows:

	March 31
	2004	2003

Service cost	$ 1.3	$ 1.0
Interest cost	1.1	0.9
Expected return on plan assets	(0.8)	(0.6)
Recognized net actuarial loss	0.3	0.2
Prior service cost	(0.1)
Employers` pension cost	$ 1.8	$ 1.5

b. Teva has made contributions of $4.4 million in the three months ended March 31, 2004 to its pension plans, and presently   anticipates contributing an additional $19.4 million in 2004, for a total of $23.8 million.

NOTE 9 - Financial information by business segment:

a. Financial data relating to reportable operating segments:

	Pharmaceutical	API**	Other	Total
Three month period ended March 31, 2004:
Net sales:
To unaffiliated customers	$ 928.3	$ 119.0	$ 5.1	$ 1,052.4
Intersegment		85.8	0.6	86.4
Total net sales	$ 928.3	$ 204.8	$ 5.7	$ 1,138.8
Operating income (loss)***	$(417.9)	$ 72.4	$ 0.4	$ (345.1)

Assets (at end of period) ****	$3,584.9	$ 750.4	$ 28.8	$ 4,364.1
Goodwill (at end of period)	$2,403.7	$ 25.6		$ 2,429.3
Depreciation and amortization	$ 32.9	$ 9.8	$ 0.8	$ 43.5

Three month period ended March 31, 2004:
Net sales:
To unaffiliated customers	$ 664.8	$ 88.1	$ 4.5	$ 757.4
Intersegment		80.6	0.1	80.7
Total net sales	$ 664.8	$ 168.7	$ 4.6	$ 838.1
Operating income	$ 135.8	$ 70.7	*	$ 206.5

* Represents an amount of less than $ 0.1 million

** Active Pharmaceutical Ingredients

*** Operating income for the three months ended March 31, 2004 of the pharmaceutical segment, included an amount of $591.6 million acquisition of research and development in process. Operating income for the three months period ended March 31, 2004 of the pharmaceutical segment also included impairment expenses in the amount of $30 million.

_7_

**** As described in note 4, the Company has not finalized the allocation of the purchase price of the Sicor acquisition to the net assets acquired. Consequently, upon finalization of such allocation, certain amounts, which at March 31, 2004 are presented under the pharmaceutical segment, may be reallocated to the other operating segments.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions)

(Unaudited)

Following is a reconciliation of operating income and assets of the reportable segments to the data included in the condensed consolidated financial statements:

	Three Months Ended March 31,
	2004	2003

Total operating income (loss) of reportable Segments	$ (345.5)	$ 206.5
Other	0.4	*
Amounts not allocated to segments:
Profits not yet realized	(13.5)	(15.3)
General and administration expenses	(12.2)	(10.8)
Other expenses	(1.6)	(1.1)
Financial expenses - net	(1.3)	(4.0)
Consolidated income (loss) before income taxes	$ (373.7)	$ 175.3

	March 31, 2004
Assets (at end of period):
Total assets of reportable segments	$ 4,335.3
Total goodwill of reportable segments	2,429.3
Other assets	28.8
Elimination of intersegment balances	(17.5)
Elimination of unrealized income	(87.1)
Assets not allocated to segments:
Current assets	1,251.1
Investments and other assets	561.6
Property, plant and equipment, net	33.1
Debt issuance costs	26.8
Consolidated assets (at end of period)	$ 8,561.4

* Represents an amount of less then $ 0.1 million.

NOTE 10 - Commitments and contingencies:

On September 14, 2001, Purdue Pharma L.P. ("Purdue") filed an action in the U.S. District Court for the Southern District of New York, alleging that the filing of Teva USA's ANDA for 80 mg oxycodone hydrochloride extended-release tablets infringed three patents listed in the Orange Book for Purdue's OxyContin®.  Subsequently on April 3, 2003, Purdue sued Teva USA on its 10, 20, and 40 mg tablet products.  On January 5, 2004, those three patents were held unenforceable in a related case, Purdue Pharma L.P. v. Endo Pharmaceuticals Inc., pending before the same Judge as in Teva USA's case.  Purdue has appealed that decision.  Teva USA does not yet have a decision in its case.  On March 30, 2004, Teva USA commenced sales of its 80 mg tablets based upon the court`s decision in the Endo case.  The 2003 annual sales of the branded product in the U.S. were estimated to be approximately $707 million.  Were Purdue to be successful on its appeal, and if Teva USA does not receive a favorable decision in its own case,

_8_

Teva USA could ultimately be required to pay damages related to the sales of 80 mg oxycodone hydrochloride extended-release tablets and be enjoined from selling this product. No provision for this matter has been included in the accounts.

NOTE 11 - Impairment of Purinethol® product rights:

During the first quarter of 2004, a generic competition to the Purinethol® product that was received from GlaxoSmithKline in June 2003 entered the market. In accordance with FAS 144, "Accounting for impairment or disposal of long lived assets", an analysis for potential impairment was performed by the Company, resulting in an impairment charge of $30 million.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the consolidated financial statements, the related notes to the consolidated financial statements and the Operating and Financial Review and Prospects included in Teva`s Annual Report on Form 20-F for the fiscal year ended December 31, 2003 and the unaudited interim condensed consolidated financial statements contained in this Report on Form 6-K and the related notes to such unaudited interim condensed consolidated financial statements.

Except for historical information contained in this report, the matters discussed below are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Such statements are based on management`s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause Teva`s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include Teva`s ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competitive generic products, the impact of competition from brand-name companies that sell their own generic products or successfully extend the exclusivity period of their branded products, Teva`s ability to rapidly integrate the operations of acquired businesses, including its recent acquisition of Sicor Inc., regulatory changes that may prevent Teva from exploiting exclusivity periods, potential liability for sales of generic products prior to completion of appellate litigation, the effects of competition on Copaxone® sales,  the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration ("FDA") and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, Teva`s ability to successfully identify, consummate and integrate acquisitions, exposure to product liability claims, dependence on patent and other protections for innovative products, significant operations outside the United States that may be adversely affected by terrorism or major hostilities, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva's Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission ("SEC").

Teva undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.  Readers are advised, however, to consult any additional disclosures that Teva may make in its Reports on Form 6-K to the SEC.

Results of Operations

Comparison of Three Months Ended March 31, 2004 to
Three Months Ended March 31, 2003

Preliminary Note

The quarter ended March 31, 2004 was the first quarter in which the results of Sicor Inc. were consolidated.   The acquisition of Sicor was closed on January 22, 2004, and its results were consolidated from the following day through the balance of the quarter.  Given that Sicor has pharmaceutical operations both in the U.S. and abroad, principally in Mexico, as well as a substantial API business, the consolidation of Sicor increased sales in various of Teva`s operations.

In addition, Teva recorded one-time charges aggregating $641 million (before taxes) during the quarter, principally from an in-process R&D write off recorded in connection with the Sicor acquisition.  As a result of these one-time charges, Teva reported a loss for the quarter of $428 million.  Without these various one-time charges, Teva's adjusted net income would have been $205 million.

_9_

The one-time items consisted of

o           $584 million of in process R&D write offs in connection with the Sicor acquisition;

o           $13 million of in process R&D write offs relating to two collaboration agreements;

o           $14 million in a one-time step up of Sicor's inventory at its acquisition date. This one-time step up was fully absorbed in the first quarter as an increase to costs of goods sold;  and

o           $30 million charge reflecting the partial impairment of the Purinethol® product rights that were received from GlaxoSmithKline in June 2003.

Teva believes that excluding these one-time charges from the first quarter results represents a better indicator of the underlying trends in the Company`s operations.  Accordingly, unless otherwise indicated, the analysis that follows speaks to the adjusted numbers, i.e. those before taking into account these one-time charges.  For a detailed reconciliation of net income and EPS to the adjusted numbers, see table below entitled "Reconciliation between reported Income (loss) and Earnings (loss) per Share to Adjusted Income and Earnings per Share".

General

Teva's sales for the first quarter of 2004 exceeded $1 billion for the first time and grew by 39% over the comparable quarter.   The increase in sales was supported by organic and non-organic growth.  The main factors affecting the quarter were:

●        Sales growth that was driven by new products both in the U.S. and Europe that were not sold in the comparable quarter and increased Copaxone® sales.  These sales were the main contributor to the quarter over quarter growth.

●        The inclusion of Sicor's results for the first time;

●        The strengthening of non-U.S. currencies relative to the U.S. dollar, which accounted for 14% of the increase in net sales;

●        Gross R&D expenses and SG&A expenses that were lower than expected for the remainder of the year. Teva expects R&D expenses to grow faster than sales growth over the coming quarters and that a sustainable level of SG&A expenditures will be somewhat higher than that experienced during the first quarter of this year;

●        An effective tax rate of 23% of adjusted pre-tax income compared with 21% in the comparable quarter. The increased tax rate reflects Sicor's consolidation - most of which income is taxed in the U.S. at rates higher than Teva's pre-acquisition average;

●        Adjusted profitability margins continued to improve and this quarter reached:

Gross Profit Margin: 47%;  Operating Income Margin: 25%; and Net Income Margin: 19%

_10_

The following tables set forth certain financial data presented as a percentage of sales and the percentage change, for the periods indicated.

	Percentage of Sales Three Months Ended March 31		Period to Period Percentage
	2004	2003	Change
Actual (GAAP) Results
Net Sales	100.0%	100.0%	38.9%
Gross Profit	45.6%	46.0%	37.9%
Research and Development Expenses:
Total Expenses	6.8%	6.5%	44.9%
Less Participations & Grants	(0.4%)	(0.4%)	18.2%
R&D Expenses - net	6.5%	6.1%	46.8%
Selling, General and Administrative
Expenses	15.0%	16.2%	28.9%
Operating Income (Loss)	(35.4%)	23.7%	n/a
Financial Expenses - net	0.1%	0.5%	(67.5%)
Income (Loss) Before Income Taxes	(35.5%)	23.2%	n/a
Net Income (Loss)	(40.7%)	18.2%	n/a

- - - - - - - - - - - - - -

Adjusted Results

Gross Profit	47.0%	46.0%	41.9%
Operating Income	25.5%	23.7%	49.5%
Income Before Income Taxes	25.4%	23.2%	52.2%
Net Income	19.5%	18.2%	48.7%

Sales - General

Consolidated sales for the three months ended March 31, 2004 were $1,052 million, an increase of 39% over the comparable quarter of 2003.  Sales of new products and increased Copaxone® sales were the major contributors to sales growth this quarter over the comparable quarter of 2003. The first time inclusion of Sicor results, contributed additional sales of $129 million.  Currency neutral growth accounted for 86% of the increase in sales.

Sales By Geographical Areas

	U.S. Dollars In Millions First Quarter,			2004
	2004	2003	% Change	% of Total
North America	666.0	480.7	38.5%	63.3%
Europe	266.2	191.8	38.8%	25.3%
Rest of the World *	120.2	84.9	41.6%	11.4%
Total	1,052.4	757.4	38.9%	100%

●        Mainly sales in Israel.

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Sales By Business Segments

	U.S. Dollars In Millions First Quarter,			2004
	2004	2003	% Change	% of Total
Pharmaceuticals	928.3	664.8	39.6%	88.2%
A.P.I. *	118.9	88.1	35.0%	11.3%
Other	5.2	4.5	15.6%	0.5%
Total	1,052.4	757.4	38.9%	100.0%

* Third party sales only.

Pharmaceutical Sales

Teva`s consolidated pharmaceutical sales during the three months ended March 31, 2004 were $928 million, comprising approximately 88% of Teva`s total revenue and representing an increase of 40% over the first quarter of 2003. The following table shows the geographic breakdown of these sales:

Pharmaceutical Sales

	U.S. Dollars In Millions First Quarter,			2004
	2004	2003	% Change	% of Total
North America	594.2	426.8	39.2%	64.0%
Europe	231.4	162.6	42.3%	24.9%
Rest of the World *	102.7	75.4	36.2%	11.1%
Total	928.3	664.8	39.6%	100%

* Mainly sales in Israel.

North America

Pharmaceutical sales in North America for the three months ended March 31, 2004 reached $594 million, an increase of 39% over the comparable quarter of 2003.  This increase was primarily attributable to the sale of new products that were not sold in the comparable quarter, including Bupropion, Benzapril and in the last two days of the quarter Oxycodone, as well as increased sales of  Copaxone®, and to the first time inclusion of  Sicor's US injectables sales.  During the quarter, as a result of the launch of an authorized generic, Teva`s US subsidiary lost market exclusivity on Fosinopril, which had been launched in the fourth quarter of 2003.  Teva achieved positive sales growth despite this loss of exclusivity.  The 14 generic products that were not sold in the comparable quarter included Amoxicillin, Hydrocodone/Ibuprofen, Moexipril, Oxaprozin,  Megestrol Acetate, Nefazadone, Potassium CL ER, Mupirocin, Fosinopril, Benazepril, Metolazone, Bupropion SR, Buspirone and Oxycodone. Sales this quarter were also positively impacted by the sales of Purinethol®, the product rights to which Teva received from GlaxoSmithKline in June 2003.    As a result of the introduction of a competing generic product toward the end of the quarter, a one-time write-off in the amount of $30 million was recorded in this quarter reflecting the partial impairment of the received Purinethol® product rights.

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The following is a listing of the ANDA approvals Teva received from the U.S. FDA during the first quarter of 2004 and through April 30, 2004:

Generic Product Name	Approval Date	Innovator Product Brand Name

Fludarabine Phosphate	04/04	Fludara®
Buspirone	03/04	Buspar®
Oxycodone ER	03/04	Oxycontin®
Amoxicillin/Clav Pos ES	03/04	Augmentin® suspension
Benazepril	02/04	Losentin®
Metolazone 2.5, 5 and 10 mg Levofloxacin* Flumazenil Phosphate* Ifosamide* Fenofibrate* Famotadine* *tentative approvals	12/03, 01/04, 03/04 04/04 04/04 03/04 03/04 02/04	Zaroxylyn® Levaquin® Romazicon® Ifex® Tricor® Pepcid RPD®

As of April 28, 2004, 109 product applications (including Sicor's) were awaiting FDA approval. These include 19 applications for which tentative FDA approval has already been granted.  Collectively, the products covered by these 109 applications have corresponding annual U.S. branded sales of over $67 billion.  Of these 109 applications, 57  were submitted pursuant to a Paragraph IV procedure.  To the extent that Teva was the first to file such Paragraph IV certifications, it should be eligible for 180-day marketing exclusivity.  Teva believes it is first-to-file on 18 of these applications, which relate to products with annual U.S. branded sales of over $15 billion.

Europe

Teva's pharmaceutical sales in Europe were $231 million in the quarter ended March 31, 2004, an increase of approximately 42% over the first quarter of 2003. The continued penetration of Copaxone® in Europe, sales of new generic products, including the recent launches of  Ramipril, Gabapentin and Simvastatin, and the Euro revaluation of approximately 16% relative to the U.S. dollar and other European currency appreciation at various rates against the U.S. dollar on a quarterly average base comparison, were the main contributors to Europe's sales increase.

Teva believes that European governments are, in general, continuing to seek means to promote the use of generic drugs.  However, in certain European countries legislation could, from time to time, have an adverse impact on the generic business, as has been the case in Hungary, where the government has unilaterally reduced prices on all pharmaceutical products for a limited period of six months beginning April 1 by as much as 15%.

Rest of the World

Israeli pharmaceutical sales, which account for the major portion of Teva's Rest of the World sales, accounted for 7% of consolidated pharmaceutical sales this quarter, totaling $66.1 million, an increase of 10% compared to the first quarter of 2003.  Without the effect of the 8% revaluation (on a quarterly average base comparison) of the New Israeli Shekel (NIS) relative to the U.S. Dollar, sales increased by 2%.

Pharmaceutical sales in Teva`s other international markets increased significantly by 207% from the comparable quarter primarily due to the inclusion of Sicor' Rest of the World sales and, to a lesser extent,  the inclusion of higher Copaxone® sales.

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Copaxone®

During the first quarter of 2004, global in-market sales of Copaxone®, Teva`s leading drug, totaled $207 million, an increase of 33% over the comparable quarter of 2003.  This growth was driven by both increased sales in Europe and in the United States, where sales presently account for 67% of global Copaxone® sales compared with 70% in the comparable quarter of 2003.  U.S. in-market sales increased 26% to $138 million, and non U.S. in-market sales increased 48% to $69 million. According to IMS monthly data, Copaxone®'s growth rate was almost double the growth rate of  the MS market in the U.S., in terms of total prescriptions.  In March 2004, Copaxone®  reached a market share in the U.S. in terms of total  prescriptions of 29.4%.  A 9% price increase in the U.S. was implemented at the end of January 2004, but due to trade policies of Aventis, the effect of this increase will only be realized in the second quarter.

Recently, Teva published additional data from the 10 year follow-up to the original Copaxone® pivotal study.  This follow up, which is the longest clinical follow up of any treatment cohort for MS, compared patients who were treated with Copaxone® for 10 years, to those who stopped therapy.  Slightly more than  90% of the Copaxone® patients did not show disease progression to a level of disability requiring a cane to ambulate or walk (EDSS 6), while 50% of those who withdrew from Copaxone® therapy did progress.

Sales of Active Pharmaceutical Ingredients (API)

API sales to third parties were approximately $119 million, 35% more than the same period last year, and represented 11% of Teva`s consolidated sales for the quarter. The inclusion of Sicor API sales to third parties accounted for most of the increase.  Total API sales, including sales to Teva`s pharmaceutical businesses, increased 21% over the comparable period, to a total of $205 million.

Gross Profit

Teva's gross profit margin reached 46% for the first quarter of 2004. Adjusted gross profit margin, excluding the one-time inventory step-up that increased this quarter's cost of goods, reached 47%, higher than the level of the comparable quarter of 2003, in which Teva had the benefit of the sales of Amox/Clav and Mirtzapine with their high gross margins at that time, and the full year of 2003. These higher gross margins reflect improved product mix Teva expects that quarterly gross profit margins will move modestly in either direction within the level of margins achieved in recent quarters dependant to a large extent upon new product introductions, loss of exclusivity, the successful integration of Sicor or other changes in the market.

Research and Development (R&D) Expenses

Gross R&D expenses during the quarter ended March 31, 2004 amounted to $72 million, an increase of approximately 45% as compared to the same period last year. The increase in R&D expenses is attributable to increased generic and innovative R&D spending as well as the inclusion of Sicor's R&D expenses. Net R&D expenses, which amounted to $68 million in the first quarter of 2004, increased by a higher rate of 47% when compared to the comparable quarter of 2003, due to the lower growth rate of participation from Teva`s strategic partners and Israel's Chief Scientist. As a percentage of sales, Gross R&D represented 7% and Net R&D represented 6% of sales.

Teva expects that R&D expenses will grow more than proportionally with sales over the coming quarters.

With respect to rasagiline, the recently published TEMPO trial data suggests that rasagiline may delay the impairment associated with the progression of Parkinson's disease.  Teva is encouraged by these findings and is planning to initiate additional studies to this end Teva expects to receive marketing approval in the second half of 2004, which would enable it to launch rasagiline.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses increased 29% over those of the comparable quarter to $158 million, partially due to the inclusion of Sicor.  With the sharp increase in sales, SG&A, as a percentage of sales, amounted this quarter to a relatively low rate of 15%. Teva believes that a sustainable level of SG&A expenditures will be somewhat higher than that experienced during the first quarter of this year.

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Financial Expenses

The financial asset and liability structure of Teva changed significantly in the first quarter of 2004 as a result of the Sicor acquisition.  Net financial expenses in the quarter decreased 68%, compared with the same period last year, to $1 million. The replacement of the 1.5% $550 million convertible debentures, which were fully converted in October 2003, with the blended 0.35% $1.1 billion convertible debentures issued at the end of January 2004 reduced financial expenses.   On the other hand, the average yield on Teva`s fixed income portfolio was slightly lower on a reduced portfolio due to the Sicor acquisition, which was partially offset by increased generation of cash during 2003. Gains on hedging activities which are recorded under financial expenses as an income item and appear in other line items as an expense also contributed to the low financial expenses level this quarter.

Tax Rate

The rate of tax for the first quarter of 2004 was 23% as compared to 21% in the first quarter of 2003. The increased tax rate in 2004 as compared to 2003 reflects Sicor's consolidation - most of whose income is taxed in the U.S. at rates higher than Teva's pre-acquisition average.  Teva expects to gradually begin to realize new tax benefits on incremental Copaxone® sales beginning later this year, as a result of building a second production facility for Copaxone® in the south of Israel in a tax-advantaged zone.  The rate of tax this quarter reflects management's best estimate of the annual tax rate for the full year 2004.

Net Income

Adjusted (before one-time charges) net income for the quarter ended March 31, 2004 totaled $205 million, an increase over the comparable quarter of 2003 of 49%. Adjusted earning per share, fully diluted, reached $0.64, an increase of 28%.  Adjusted net income as a percentage of sales was 19% in the first quarter of 2004, as compared to 18% in the comparable quarter of 2003.  The higher net income margin represents the abovementioned trends.

After the one-time charges, Teva recorded a loss of $428 million or loss per share of $1.44.

The difference between adjusted net income growth rate of 49% and adjusted earning per share growth rate of 28% reflects mainly the dilutive effect of the additional 19 million shares resulting from the two series of convertible debentures due 2021 and 2022 that became dilutive as of the third quarter of 2003, as the conditions for conversion of  such debentures have been satisfied, as well as partially (since January 23, 2004) the additional 23 million shares issued to the former Sicor shareholders upon completing the acquisition.

In connection with the Sicor acquisition, a Teva finance subsidiary issued an aggregate of $460 million of 0.50% Series A Convertible Senior Debentures due 2024 and $634.45 million of 0.25% Series B Convertible Senior Debentures due 2024, both of which series have contingent conversion features.  Should the closing price of Teva ADRs for at least 20 trading days during the applicable 30 trading day period exceed the contingent conversion price of approximately $98.54 for the Series A debentures and approximately $91.66 for the Series B debentures and in certain other circumstances, then the debentures will become convertible into approximately six million and nine million Teva ADRs, respectively.

Reconciliation between reported Income (loss) and Earnings (loss) per Share to Adjusted Income and Earnings per Share

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	Quarter ended March 31
	2004	2003

Reported Net Income (Loss)	(428)	138
Purchase accounting adjustment:
In-process R& D	584
Acquired Inventory step-up	14
In-process R&D Acquired - other	13
Impairment of Product Rights	30
Tax applicable to Other in-process
R&D and Inventory step-up	(8)

Adjusted Net Income	205	138

Reported Diluted Earnings (loss) per ADR (US Dollars)	(1.44)	0.50
Adjusted Diluted Earnings per ADR (US Dollars)	0.64	0.50

Events Subsequent to Quarter End

In April, Teva entered into an agreement with Alpharma Inc. pertaining to pending ANDAs for gabapentin tablets and capsules, the bioequivalent versions of Pfizer`s Neurontin® tablets and capsules.  Neurontin® tablets and  capsules had U.S. sales of over $2 billion for the twelve-month period ended December 31, 2003 according to IMS.  Alpharma holds a final ANDA approval for its gabapentin capsules and is awaiting final ANDA approval for the tablets. Teva currently holds tentative approvals for both the tablets and the capsules. The parties believe that the Alpharma ANDAs for the products are entitled, under the Hatch-Waxman Act, to a 180-day period of marketing exclusivity, although another generic manufacturer has challenged these rights. Patent litigation is pending with Pfizer on these products. Under the terms of the agreement, Alpharma will permit Teva to launch its gabapentin within Alpharma`s exclusivity period, and Teva will make certain payments, based on Teva`s sales, to Alpharma relating to the period of exclusivity.  In addition, the parties have agreed to certain risk sharing arrangements relating to patent litigation risks regarding a gabapentin launch.

During April, Teva settled all patent litigation pending between its subsidiary Pharmachemie and Bristol-Myers Squibb Company relating to carboplatin injection, the generic version of the cancer treatment Paraplatin®.  Under the terms of the settlement, which is subject to government review, Teva has entered into a supply and distribution agreement with Bristol-Myers Squibb for carboplatin injection and carboplatin aqueous solution injection.  The agreement will permit Teva to begin distributing the Bristol-Myers Squibb products for the U.S. market on June 24, 2004.  A final launch date has not yet been determined but it will be prior to the expiration of the period of pediatric exclusivity later in 2004, should such a period of exclusivity  be granted by the U.S. Food and Drug Administration.  The settlement provides for Teva to continue to pursue final approval of its own ANDA for carboplatin with the FDA.  Bristol-Myers Squibb's Paraplatin had US sales of $769 million in 2003.  Teva will market and sell the products in the U.S. through Sicor.

Critical Accounting Policies

The preparation of Teva`s financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that in certain circumstances affect amounts reported in the accompanying consolidated financial statements and related footnotes.  Teva bases its judgments on its experience and various other assumptions that it believes to be reasonable under the circumstances. The more important estimates that Teva makes on an ongoing basis include those related to revenue recognition and sales reserves and allowances, income taxes, contingencies, inventories, valuation and impairment of intangible assets, and valuation of marketable securities and other long-lived assets.  Teva`s actual results could differ from these estimates under different assumptions or conditions.  Please refer to Note 1 of Teva`s financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2003 for a summary of Teva`s significant accounting policies as well as to the critical accounting policies included in the above Report.

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Impact of Currency Fluctuations and Inflation

Because Teva`s results are reported in U.S. Dollars, changes in the rate of exchange between the U.S. Dollar and local currencies - mainly the Euro, New Israeli Shekel (NIS), Canadian Dollar, Pound Sterling and Hungarian Forint - affect Teva`s results.  During the first quarter of 2004, the Euro was 16% higher against the U.S. Dollar relative to the comparable quarter last year (average compared with average). The Hungarian Forint revalued by approximately 9%, and the Pound Sterling by approximately 14%.  While the U.S. Dollar value of sales in Europe benefited by the revalued Euro, the impact on net income was mitigated by the fact that costs in Europe increased correspondingly in dollar terms as well as the costs of  European raw materials purchased by Teva's non-European businesses.

In Israel, the dollar value of local sales increased by the revaluation of the NIS, by 8% between the comparable quarters.  However, as Teva`s Israeli production was both for local and foreign markets, its NIS-denominated expenses exceeded its NIS-denominated income.  As a result, the net impact of the NIS revaluation on Teva`s bottom line was negative.

Exchange rate movements accounted for approximately $40 million or 14% of the increase in first quarter sales as compared to the comparative quarter of 2003, with no material effect on net income.

Liquidity and Capital Resources

The financial asset and liability structure of Teva changed significantly in the first quarter of 2004 as a result of the Sicor acquisition.  At March 31, 2004, Teva`s working capital was $1.7 billion, as compared to $2.0 billion as at December 31, 2003 and $1.4 billion at December 31, 2002.  Cash and cash equivalents at March 31, 2004 amounted to $0.7 billion, as compared with $1.1 billion at December 31, 2003.  Together with other liquid capital resources, including short term and long term fixed income securities, Teva's overall liquid assets amounted to $1.1 billion at March 31, 2004 as compared to $1.5 billion as of December 31, 2003.  The net reduction of  $0.4 billion is the result of the utilization of $0.9 billion of Teva's liquid resources to finance part of the Sicor acquisition, net of Sicor's liquid assets, and the cash generated this quarter.

Cash provided by operating activities during the first quarter of 2004 amounted to $224 million compared with $204 million in the first quarter of 2003 (the 2003 quarter was exceptionally high due to a high level of receivables towards the end of 2002) and $627 million for the entire 2003.  Excluding a tax refund received as a result of the conversion of debentures in 2003, the quarterly cash flow in the first quarter of 2004 was in line with the average for 2003.

Inventories increased during the quarter by $260 million, with about half of this increase due to the first time consolidation of Sicor.  The balance reflects build up of inventories for products launches. The ratio "days sales in the inventory" returned to the mid 2003 level of 200 days.  Accounts receivables (trade) increased this quarter by $188 million mostly as a result of the inclusion of Sicor, while accounts payable (trade) increased by $110 million with less than half of the increase due to the inclusion of Sicor.

Investment in property, plant and equipment in the first quarter of 2004 amounted to $64 million, compared to $37 million in the comparable quarter last year.  This higher level of investment primarily reflects the inclusion of  Sicor`s investments  as well as Teva's expansion of its state-of-the-art API facility in southern Israel and its API plant in Hungary, and the commencement of the construction of Teva`s state-of-the-art pharmaceutical facility in Jerusalem. Depreciation and amortization amounted to $47 million in the first quarter of 2004, as compared to $30 million in the comparable quarter of 2003.

Teva`s 0.75% Convertible Senior Debentures, issued in 2001 and due 2021, are classified under current liabilities, as the holders have a "put option" effective August 2004.

In connection with the Sicor acquisition, a Teva finance subsidiary issued an aggregate of $460 million of 0.50% Series A Convertible Senior Debentures due 2024 and $634.45 million of 0.25% Series B Convertible Senior Debentures due 2024, both of which series have contingent conversion features.  Should the closing price of Teva ADRs for at least 20 trading days during the applicable 30 trading day period, exceed the contingent conversion price of approximately $98.54 for the Series A debentures and approximately $91.66 for the Series B debentures and in certain other circumstances, then the debentures will become convertible into approximately six million and nine million Teva ADRs, respectively.

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Shareholders' equity reached $4.3 billion at March 31, 2004, an increase of 31% or $1 billion from December 31, 2003, resulting from the issuance of stock to Sicor's shareholders, offset by the reported (GAAP) loss in the quarter, which gives effect to the in-process R&D and impairment write-offs taken during the quarter.

Teva`s principal sources of short-term liquidity are its existing cash and internally generated funds, which Teva believes are sufficient to meet its operating needs and anticipated capital expenditures over the near term.  Teva`s cash is invested in high rated liquid short and long-term corporate bonds that bear fixed and floating interest rates. Teva continues to constantly review additional opportunities to acquire companies in the generic pharmaceuticals industry and to acquire complementary technologies or product rights.  To the extent that any such acquisitions involve cash payments rather than the issuance of shares, they may require Teva to draw upon its credit lines available from Israeli and other banks, or may involve raising additional funds from debt or equity markets.

Material Changes in Contractual Obligations

During the quarter ended March 31, 2004, there were no material changes outside the ordinary course of Teva's business in the specified contractual obligations included in the table of contractual obligations in Teva's annual report on Form 20-F for the year ended December 31, 2003, other than in connection with the Sicor acquisition on January 22, 2004.  For a description of Sicor's long-term debt obligations and other commitments as of December 31, 2003, please see notes 7 and 12 to Sicor's 2003 audited financial statements, which were included in a Form 6-K filed by Teva on March 15, 2004.  There have not been any material changes outside the ordinary course of  business in such obligations during the quarter ended March 31, 2004.  In addition, as described above, Teva issued $1.1 billion of convertible debentures in connection with the Sicor acquisition.

Quantitative and Qualitative Disclosures About Market Risk

Reference is made to the "Quantitative and Qualitative Disclosures About Market Risk" section (Item 11) in Teva`s Annual Report on Form 20-F for the year ended December 31, 2003.

Legal Proceedings

Reference is made to the "Legal Proceedings" section in Teva`s Annual Report on Form 20-F for the year ended December 31, 2003.   Except as described below, there were no material developments to such legal proceedings during the quarter ended March 31, 2004.

As previously described in Teva`s Form 20-F, Merck has sued Biogal and Biogal-Teva Pharma Ltd, alleging infringement of certain patents relating to simvastatin manufactured by Biogal.  In March of this year, Biogal and Merck entered into a settlement agreement with respect to this lawsuit.  As a result, the legal proceeding and related preliminary injunction have been terminated and Merck has agreed not to bring any related claim in the future.

On May 5, 2004, an appellate court set aside the decision of the Debrecen Court in the matter brought against Biogal Works Ltd. by a Hungarian institute (Gyógyszerkutató Intézet Kft), including the order that Biogal provide an accounting.  Furthermore, the appellate court ordered that a new trial be held under written guidelines to be released by the appellate court.

On September 14, 2001, Purdue Pharma L.P. ("Purdue") filed an action in the U.S. District Court for the Southern District of New York, alleging that the filing of Teva USA's ANDA for 80 mg oxycodone hydrochloride extended-release tablets infringed three patents listed in the Orange Book for Purdue's OxyContin®.  Subsequently on April 3, 2003, Purdue sued Teva USA on its 10, 20, and 40 mg tablet products.  On January 5, 2004, those three patents were held unenforceable in a related case, Purdue Pharma L.P. v. Endo Pharmaceuticals Inc., pending before the same Judge as in Teva USA's case.  Purdue has appealed that decision.  Teva USA does not yet have a decision in its case.  On March 30, 2004, Teva USA commenced sales of its 80 mg tablets based upon the court`s decision in the Endo case.  The 2003 annual sales of the branded product in the U.S. were estimated to be approximately $707 million.  Were Purdue to be successful on its appeal, and if Teva USA does not receive a favorable decision in its own case, Teva USA could ultimately be required to pay damages related to the sales of 80 mg oxycodone hydrochloride extended-release tablets and be enjoined from selling this product.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Dan Suesskind

Name: Dan Suesskind
Title: Chief Financial Officer

Date: May 12, 2004

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